April 27, 2005


via facsimile and U.S. mail

Mr. R.E. Gordon Davis
Chief Executive Officer
Canplats Resources Corporation
999 West Hastings Street, Suite 1180
Vancouver, British Columbia, Canada V6C 2W2


	Re:	Canplats Resources Corporation
		Form 20-F, Filed December 16, 2004
		File No. 0-31190
      Response letter dated April 21, 2005

Dear Mr. Davis:

      We have reviewed the above filing and response letter and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the year ended July 31, 2004

Auditors` report, page F-3

1. We note the revised report of your independent accountants provided in response to prior comment 3. We note that there was a revision to the opinion paragraph to indicate that the financial statements are presented in conformity with U.S. generally accepted accounting principles. We understand the report of your independent accountants included in the Form 20-F filed December 16, 2004 indicates that the financial statements are presented in accordance with Canadian generally accepted accounting principles. Please request that your accountants provide their basis for revising the opinion paragraph of their report. In this regard, also indicate if you intend to revise your financial statements for the material differences between Canadian and U.S. generally accepted accounting principles disclosed in Note 14.

2. We note that an explanatory paragraph was added to your accountants` revised report, provided in response to prior comment 3, to indicate that the consolidated financial statements have been prepared assuming that the Company will continue as a going concern.
We note further that your filing also includes a comment by your auditors that "[their] report to the shareholders dated October 4, 2004 is expressed in accordance with Canadian reporting standards, which does not permit a reference to such an uncertainty in the auditors` report when the uncertainty is adequately disclosed in the financial statements." Please request that your accountants address the apparent discrepancy derived by the reference in the additional comment to "Canadian reporting standards" now that their revised opinion indicates that the financial statements have been presented in conformity with U.S. generally accepted accounting principles. Also, request that your accountants consider the need to continue to include the additional comment due to their inclusion of the explanatory paragraph in their revised accountants` report.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Regina Balderas, Staff Accountant, at (202) 942-7768 or, in her absence, Jill Davis, Branch Chief, at (202) 942-
1996 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Canplats Resources Corporation
April 27, 2005
page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE